U.S. COMMERCIAL CORP., S.A. DE C.V.

November 7, 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Reference: U.S. Commercial Corp., S.A. de C.V.
File Number: 82-34669

Enclosed, find the unaudited consolidated financial statements as of September 30,2006 and 2005 for U.S. Commercial Corp., S.A. DE C.V.

This statements are the translated versions wich were send every quarter to the Bolsa Mexicana de Valores, S.A. de C.V. (BMV).

Included are:

Balance sheet, income statement of changes in financial position, breakdown of main concepts, ratios, data per share, and integration of the paid social capital stock.

The following information was also send to the BMV:

Notes to the financial statements
Constructions in process
FX Position
Products Manufactured
Raw Materials
Plants and Equipment
Personnel
Unconsolidated financial statements

Sincerely,

C.P. Quintín Humberto Botas Hernández
Attorney in fact

dlw 11/14

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM QUARTER: 3 YEAR: 2006

US COMMERCIAL CORP, S.A. DE C.V.

BALANCE SHEETS

AT SEPTEMBER 30 OF 2006 AND 2005 CONSOLIDATED

(Thousands of Mexican Pesos) Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	TOTAL ASSETS	13,168,169	100	16,500,598	100
s02	CURRENT ASSETS	6,116,714	46	8,990,629	54
s03	CASH AND SHORT-TERM INVESTMENTS	447,919	3	1,034,909	6
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	275,095	2	209,381	1
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	77,921	1	109,923	1
s06	INVENTORIES	5,115,082	39	6,263,945	38
s07	OTHER CURRENT ASSETS	200,697	2	1,372,471	8
s08	LONG-TERM	13,957	0	14,103	0
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	13,957	0	14,103	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	1,916,762	15	2,131,354	13
s13	LAND AND BUILDINGS	1,556,655	12	1,500,433	9
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	0	0	0	0
s15	OTHER EQUIPMENT	3,725,211	28	3,554,025	22
s16	ACCUMULATED DEPRECIATION	3,378,585	26	2,932,618	18
s17	CONSTRUCTION IN PROGRESS	13,481	0	9,514	0
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	5,055,897	38	5,069,488	31
s19	OTHER ASSETS	64,839	0	295,024	2
s20	TOTAL LIABILITIES	11,621,425	100	11,139,189	100
s21	CURRENT LIABILITIES	6,314,721	54	5,543,272	50
s22	SUPPLIERS	2,782,805	24	2,092,010	19
s23	BANK LOANS	658,357	6	117,103	1
s24	STOCK MARKET LOANS	0	0	0	0
s25	TAXES PAYABLE	46,892	0	90,119	1
s26	OTHER CURRENT LIABILITIES	2,826,667	24	3,244,040	29
s27	LONG-TERM LIABILITIES	5,246,171	45	5,509,164	49
s28	BANK LOANS	5,046,814	43	5,315,481	48
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS	199,357	2	193,683	2
s31	DEFERRED LIABILITIES	60,533	1	12,390	0
s32	OTHER NON CURRENT LIABILITIES	0	0	74,363	1
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	1,546,744	100	5,361,409	100
s34	MINORITY INTEREST	0	0	0	0
s35	MAJORITY INTEREST	1,546,744	100	5,361,409	100
s36	CONTRIBUTED CAPITAL	5,762,435	373	5,762,435	107
s79	CAPITAL STOCK	2,695,230	174	2,695,230	50
s39	PREMIUM ON ISSUANCE OF SHARES	3,067,205	198	3,067,205	57
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	(4,215,691)	(273)	(401,026)	(7)
s42	RETAINED EARNINGS AND CAPITAL RESERVES	(4,204,465)	(272)	(627,979)	(12)
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(11,226)	(1)	226,953	4
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM QUARTER: 3 YEAR: 2006

US COMMERCIAL CORP, S.A. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	447,919	100	1,034,909	100
s46	CASH	355,912	79	379,157	37
s47	SHORT-TERM INVESTMENTS	92,007	21	655,752	63
s07	OTHER CURRENT ASSETS	200,697	100	1,372,471	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	1,158,764	84
s83	OTHER	200,697	100	213,707	16
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	5,055,897	100	5,069,488	100
s48	DEFERRED EXPENSES (NET)	0	0	0	0
s49	GOODWILL	5,055,897	100	5,069,488	100
s51	OTHER	0	0	0	0
s19	OTHER ASSETS	64,839	100	295,024	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	0	0	0	0
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	11,975	18	7,609	3
s86	DISCONTINUED OPERATIONS	0	0	271,479	92
s87	OTHER	52,864	82	15,936	5
s21	CURRENT LIABILITIES	6,314,721	100	5,543,272	100
s52	FOREIGN CURRENCY LIABILITIES	6,075,119	96	5,415,103	98
s53	MEXICAN PESOS LIABILITIES	239,602	4	128,169	2
s26	OTHER CURRENT LIABILITIES	2,826,667	100	3,244,040	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	75,553	3	56,224	2
s68	PROVISIONS	841,240	30	372,341	11
s90	DISCONTINUED OPERATIONS	0	0	915,079	28
s58	OTHER CURRENT LIABILITIES	1,909,874	68	1,900,396	59
s27	LONG-TERM LIABILITIES	5,246,171	100	5,509,164	100
s59	FOREIGN CURRENCY LIABILITIES	5,246,171	100	5,402,235	98
s60	MEXICAN PESOS LIABILITIES	0	0	106,929	2
s31	DEFERRED LIABILITIES	60,533	100	12,390	100
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	60,533	100	12,390	100
s32	OTHER NON CURRENT LIABILITIES	0	0	74,363	100
s66	DEFERRED TAXES	0	0	0	0
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	0	0	0	0
s92	DISCONTINUED OPERATIONS	0	0	74,363	100
s69	OTHER LIABILITIES	0	0	0	0
s79	CAPITAL STOCK	2,695,230	100	2,695,230	100
s37	CAPITAL STOCK (NOMINAL)	477,217	18	477,217	18
s38	RESTATEMENT OF CAPITAL STOCK	2,218,013	82	2,218,013	82

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM QUARTER: 3 YEAR: 2006

US COMMERCIAL CORP, S.A. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	(4,204,465)	100	(627,979)	100
s93	LEGAL RESERVE	24,106	(1)	24,106	(4)
s43	RESERVE FOR REPURCHASE OF SHARES	750,000	(18)	750,000	(119)
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	(2,148,256)	51	(30,588)	5
s45	NET INCOME FOR THE YEAR	(2,830,315)	67	(1,371,497)	218
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(11,226)	100	226,953	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	(365,918)	3260	(127,739)	(56)
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	354,692	(3160)	354,692	156

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM QUARTER: 3 YEAR: 2006

US COMMERCIAL CORP, S.A. DE C.V.

BALANCE SHEETS

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REFS	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
s57	OTHER CURRENT LIABILITIES WITH COST	11,404	86,602
s63	OTHER LOANS WITH COST	0	0
s72	WORKING CAPITAL	(198,007)	3,447,357
s73	PENSIONS AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	393	416
s75	EMPLOYEES (*)	13,289	15,444
s76	WORKERS (*)	0	0
s77	OUTSTANDING SHARES (*)	1,246,606,003	1,246,606,003
s78	REPURCHASED SHARES (*)	140,725,427	140,725,427
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM | QUARTER: 3 | YEAR: 2006

US COMMERCIAL CORP, S.A. DE C.V.

STATEMENTS OF INCOME

CONSOLIDATED

FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2006 AND 2005

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	28,244,600	100	32,652,320	100
r02	COST OF SALES	24,035,310	85	25,927,346	79
r03	GROSS PROFIT	4,209,290	15	6,724,974	21
r04	OPERATING EXPENSES	6,074,453	22	6,509,600	20
r05	OPERATING INCOME	(1,865,163)	(7)	215,374	1
r06	INTEGRAL FINANCING COST	(59,610)	0	(165,855)	(1)
r07	INCOME AFTER INTEGRAL FINANCING COST	(1,805,553)	(6)	381,229	1
r08	OTHER EXPENSE AND INCOME (NET)	42,100	0	17,999	0
r44	SPECIAL ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	(1,847,653)	(7)	363,230	1
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	128,688	0	58,787	0
r11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	(1,976,341)	(7)	304,443	1
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	(1,976,341)	(7)	304,443	1
r14	INCOME FROM DISCONTINUED OPERATIONS	853,974	3	1,675,940	5
r15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	(2,830,315)	(10)	(1,371,497)	(4)
r16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
r17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
r18	NET CONSOLIDATED INCOME	(2,830,315)	(10)	(1,371,497)	(4)
r19	NET INCOME OF MINORITY INTEREST	0	0	0	0
r20	NET INCOME OF MAJORITY INTEREST	(2,830,315)	(10)	(1,371,497)	(4)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM | QUARTER: 3 | YEAR: 2006

US COMMERCIAL CORP, S.A. DE C.V.

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	28,244,600	100	32,652,320	100
r21	DOMESTIC	0	0	0	0
r22	FOREIGN	28,244,600	100	32,652,320	100
r23	TRANSLATED INTO DOLLARS (***)	2,556,026	9	2,954,908	9
r06	INTEGRAL FINANCING COST	(59,610)	100	(165,855)	100
r24	INTEREST EXPENSE	354,145	(594)	237,624	(143)
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	14,797	(25)	22,684	(14)
r46	OTHER FINANCIAL PRODUCTS	0	0	80,340	(48)
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(13,645)	23	3,011	(2)
r28	RESULT FROM MONETARY POSITION	(385,313)	646	(303,466)	183
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	128,688	100	58,787	100
r32	INCOME TAX	131,129	102	59,633	101
r33	DEFERRED INCOME TAX	(2,441)	(2)	(846)	(1)
r34	EMPLOYEES' PROFIT SHARING EXPENSES	0	0	0	0
r35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM | QUARTER: 3 | YEAR: 2006

US COMMERCIAL CORP, S.A. DE C.V.

STATEMENTS OF INCOME

OTHER CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
r36	TOTAL SALES	28,244,601	32,652,321
r37	TAX RESULT FOR THE YEAR	0	0
r38	NET SALES (**)	40,603,784	44,628,030
r39	OPERATING INCOME (**)	(1,433,776)	350,221
r40	NET INCOME OF MAJORITY INTEREST (**)	(3,580,818)	(1,284,007)
r41	NET CONSOLIDATED INCOME (**)	(3,580,818)	(1,284,007)
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	339,903	366,011

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM QUARTER: 3 YEAR: 2006

US COMMERCIAL CORP, S.A. DE C.V.

QUARTERLY STATEMENTS OF INCOME

FROM JULY THE 1st TO SEPTEMBER 30 OF 2006 AND 2005

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	9,525,885	100	10,640,691	100
rt02	COST OF SALES	8,138,988	85	8,509,979	80
rt03	GROSS PROFIT	1,386,897	15	2,130,712	20
rt04	OPERATING EXPENSES	2,064,652	22	2,151,818	20
rt05	OPERATING INCOME	(677,755)	(7)	(21,106)	0
rt06	INTEGRAL FINANCING COST	45,855	0	(19,763)	0
rt07	INCOME AFTER INTEGRAL FINANCING COST	(723,610)	(8)	(1,343)	0
rt08	OTHER EXPENSE AND INCOME (NET)	11,367	0	(173)	0
rt44	SPECIAL ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	(734,977)	(8)	(1,170)	0
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	75,988	1	53,108	0
rt11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	(810,965)	(9)	(54,278)	(1)
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
rt13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	(810,965)	(9)	(54,278)	(1)
rt14	INCOME FROM DISCONTINUED OPERATIONS	736,574	8	1,268,942	12
rt15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	(1,547,539)	(16)	(1,323,220)	(12)
rt16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
rt17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
rt18	NET CONSOLIDATED INCOME	(1,547,539)	(16)	(1,323,220)	(12)
rt19	NET INCOME OF MINORITY INTEREST	0	0	0	0
rt20	NET INCOME OF MAJORITY INTEREST	(1,547,539)	(16)	(1,323,220)	(12)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM QUARTER: 3 YEAR: 2006

QUARTERLY STATEMENTS OF INCOME

US COMMERCIAL CORP, S.A. DE C.V.

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	9,525,885	100	10,640,691	100
rt21	DOMESTIC	0	0	0	0
rt22	FOREIGN	9,525,885	100	10,640,691	100
rt23	TRANSLATED INTO DOLLARS (***)	862,055	9	962,941	9
rt06	INTEGRAL FINANCING COST	45,855	100	(19,763)	100
rt24	INTEREST EXPENSE	123,369	269	83,377	(422)
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	3,702	(19)
rt26	INTEREST INCOME	2,895	6	8,307	(42)
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	2,042	4	(1,056)	5
rt28	RESULT FROM MONETARY POSITION	(76,661)	(167)	(97,479)	493
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	75,988	100	53,108	100
rt32	INCOME TAX	76,892	101	52,732	99
rt33	DEFERRED INCOME TAX	(904)	(1)	376	1
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	0	0	0	0
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM
US COMMERCIAL CORP, S.A. DE C.V.

QUARTER: 3 YEAR: 2006

QUARTERLY STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	106,610	112,843

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM QUARTER: 3 YEAR: 2006

US COMMERCIAL CORP, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2006 AND 2005

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c01	CONSOLIDATED NET INCOME	(2,830,315)	(1,371,497)
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	1,156,603	2,099,141
c03	RESOURCES FROM NET INCOME FOR THE YEAR	(1,673,712)	727,644
c04	RESOURCES PROVIDED OR USED IN OPERATION	41,382	(1,232,725)
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	(1,632,330)	(505,081)
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	1,104,229	655,878
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	0	(11,779)
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	1,104,229	644,099
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(187,058)	(338,358)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(715,159)	(199,340)
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	1,163,078	1,234,249
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	447,919	1,034,909

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM

US COMMERCIAL CORP, S.A. DE C.V.

QUARTER: 3 YEAR: 2006

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	1,156,603	2,099,141
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	339,903	366,011
c41	+ (-) OTHER ITEMS	816,700	1,733,130
c04	RESOURCES PROVIDED OR USED IN OPERATION	41,382	(1,232,725)
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	27,160	47,970
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	1,477,246	(750,371)
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	(493,715)	1,040,376
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	(1,024,666)	(1,713,811)
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	55,357	143,111
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	1,104,229	655,878
c23	+ BANK FINANCING	1,240,076	117,103
c24	+ STOCK MARKET FINANCING	0	469,809
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	(135,847)	68,966
c27	(-) BANK FINANCING AMORTIZATION	0	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	0	(11,779)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	(1,066)
c31	(-) DIVIDENDS PAID	0	0
c32	+ PREMIUM ON ISSUANCE OF SHARES	0	(10,713)
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(187,058)	(338,358)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(187,146)	(468,470)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	88	45
c39	+ (-) OTHER ITEMS	0	130,067

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM QUARTER: 3 YEAR: 2006

US COMMERCIAL CORP, S.A. DE C.V.

DATA PER SHARE

CONSOLIDATED INFORMATION

Final Printing

REF D	CONCEPTS	CURRENT YEAR AMOUNT		PREVIOUS YEAR AMOUNT	
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$ (2.87)		$ (1.03)	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$ 0.00		$ 0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
d04	CONTINUING OPERATING PROFIT PER COMMON SHARE (**)	$ (1.54)		$ 0.36	
d05	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$ 1.33		$ 1.39	
d06	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
d07	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUING OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
d08	CARRYNG VALUE PER SHARE	$ 1.24		$ 4.30	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$ 0.00		$ 0.00	
d10	DIVIDEND IN SHARES PER SHARE	0.00	acciones	0.00	acciones
d11	MARKET PRICE TO CARRYING VALUE	1.93	veces	0.98	veces
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	(0.84)	veces	(4.08)	veces
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	veces	0.00	veces

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM QUARTER: 3 YEAR: 2006

US COMMERCIAL CORP, S.A. DE C.V.

RATIOS

CONSOLIDATED

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	(10.02)	%	(4.20)	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	(231.50)	%	(23.94)	%
p03	NET INCOME TO TOTAL ASSETS (**)	(27.19)	%	(7.78)	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	(13.61)	%	(22.12)	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	3.08	veces	2.70	veces
p07	NET SALES TO FIXED ASSETS (**)	21.18	veces	20.93	veces
p08	INVENTORIES TURNOVER (**)	6.60	veces	5.66	veces
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	2.28	dias	1.50	dias
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	8.50	%	5.59	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	88.25	%	67.50	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	7.51	veces	2.07	veces
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	97.41	%	97.11	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	273.69	%	258.48	%
p15	OPERATING INCOME TO INTEREST PAID	(5.26)	veces	0.90	veces
p16	NET SALES TO TOTAL LIABILITIES (**)	3.49	veces	4.00	veces
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	0.96	veces	1.62	veces
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.15	veces	0.49	veces
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.52	veces	0.80	veces
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	7.09	%	18.66	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	(5.92)	%	2.22	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	0.14	%	(3.77)	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	(4.60)	veces	(2.12)	veces
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	100.00	%	101.82	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	0.00	%	(1.82)	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	100.04	%	138.45	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.